[redacted]

15027859

SECURITIE ... ION
Washington D.C.

SEC MAIL PROCESSING
RECEIVED
NOV 30 2015
WASH. D.C.
201 SECTION

tg 12/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-49880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/14 and ending 09/30/15

A. REGISTRANT IDENTIFICATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Lieblong & Associates, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
10809 Executive Center Drive, Suite 117
(No. and Street)

Little Rock	AR	72221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Mary Ellen Williams (501)219-2003
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, #200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

af 12/2

OATH OR AFFIRMATION

I, **Mary Ellen Williams**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc., as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

TARA BEEBE
MY COMMISSION # 12387792
EXPIRES: May 15, 2022
Pulaski County

Signature

VP/ CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIEBLONG & ASSOCIATES, INC.

**FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM PURSUANT
TO RULE 17a-5**

SEPTEMBER 30, 2015

<u>**CONTENTS**</u>

DeMarco Sciaccotta Wilkens & Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Lieblong & Associates, Inc.

We have audited the accompanying financial statements of Lieblong & Associates, Inc. (an Arkansas corporation) (the Company), which comprise the statement of financial condition as of September 30, 2015, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lieblong & Associates, Inc. as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of Lieblong & Associates, Inc.'s financial statements. The Supplementary Information is the responsibility of Lieblong & Associates, Inc.'s management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
November 17, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2015

ASSETS

Cash	$	4,513
Cash - restricted		272,986
Commissions receivable		114,733
Shareholder receivable		6,606
Prepaid expenses		5,798
Property and equipment, net		512,894
Total assets	$	917,530

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable - trade	$	13,878
Commissions and wages payable		41,300
Income taxes payable, net		5,696
Deferred tax liability, net		13,186
Total liabilities		74,060
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding		100
Additional paid in capital		672,101
Retained earnings		171,269
Total stockholder's equity		843,470
Total liabilities and stockholder's equity	$	917,530

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2015

Revenues:	
Commissions	$ 2,060,716
Rebates from clearing broker	25,946
Interest	33,692
	2,120,354
Operating expenses:	
Employee compensation and benefits	1,440,572
Travel, meals and entertainment	210,983
Consulting fees	3,250
Clearing broker fees and computer rental	54,251
Office rent	48,117
Error account expense	3,088
Depreciation	43,884
Telephone	30,393
Regulatory fees	19,855
Office expense	42,603
Subscriptions	35,808
Insurance	12,997
Professional fees	39,758
Postage and shipping	6,559
Taxes, licenses and permits	15,557
Miscellaneous expenses	4,412
Contributions	525
Total operating expenses	2,012,612
Income from operations	107,742
Other income (expenses):	
Loss on disposal of property and equipment	(8,712)
Income before taxes	99,030
Income tax expense	32,242
Net income	$ 66,788

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2015

	Common stock	Additional paid in capital	Retained earnings	Total stockholder's equity
Balance - October 1, 2014	$ 100	$ 395,666	$ 104,481	$ 500,247
Contribution	-	276,435	-	276,435
Net income	-	-	66,788	66,788
Balance - September 30, 2015	$ 100	$ 672,101	$ 171,269	$ 843,470

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2015

Cash flows from operating activities:		
Net income	$	66,788
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		43,884
Deferred income tax		15,596
Loss on disposal of property and equipment		8,712
Changes in assets and liabilities:		
Commissions receivable		5,679
Shareholder receivable		(6,606)
Prepaid taxes		1,540
Prepaid expenses		(5,354)
Accounts payable – trade		3,263
Income taxes payable, net		5,696
Commissions and wages payable		(19,339)
Net cash provided by operating activities		119,859
Cash flows from investing activities:		
Purchase of property and equipment		(460,789)
Proceeds from sale of investments		276,435
Net cash used in investing activities		(184,354)
Net change in cash		(64,495)
Cash and restricted cash – October 1, 2014		341,994
Cash and restricted cash – September 30, 2015	$	277,499

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2015

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal sources of revenues are from commissions and investment banking activities.

Revenue recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations of credit risk – cash

The Company maintains its cash balances at various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation and by the Securities Investor Protection Corporation. At September 30, 2015, the Company had no uninsured cash balances.

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. The total cash restricted for use of collateral on September 30, 2015 is $272,986.

Concentrations of credit risk – commissions

Approximately 31% of commissions were from one customer (see Note 4).

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

	Estimated useful life		
Vehicles	5 years	$	260,423
Furniture and equipment	5 – 7 years		150,672
Leasehold improvements	5 years		219,509
			630,604
Accumulated depreciation			(126,130)
Net property and equipment		$	504,474

Depreciation expense is determined by the straight-line method and totaled $43,884 for 2015.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2015

Note 1: Summary of significant accounting policies (continued)

Income taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of deferred tax assets will not be realized.

The Company will recognize accrued interest and penalties, if any, associated with any uncertain tax positions as part of operating expense. The past three years' federal and state income tax returns are subject to potential examination by taxing authorities.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash payments for income taxes totaled $9,501.

Non-cash investing consisted of securities received as equity contribution totaling $276,435.

Subsequent events

The Company has evaluated all subsequent events for potential recognition and disclosure through November 17, 2015, the date these financial statements were available to be issued.

Note 2: Net capital requirements

As a member of the FINRA, the Company is subject to the SEC uniform net capital rule 15c3-1. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2015, the Company's regulatory net capital was $312,712 and aggregate indebtedness was 23.68% of net capital.

Note 3: Exception for Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 4: Related party transactions

Included in commissions revenue are commissions received from Key Colony Fund, L.P. of $632,498. The fund is related to the Company through common ownership.

Note 5: Income taxes

Income tax expense is comprised of the following:

Current expense:		
State	$	16,646
Deferred income tax expense:		
Federal		15,477
State		119
		15,596
Income tax expense	$	32,242

The effective income tax rate is different from the expected statutory federal rate primarily because of the graduated tax rates and nondeductible expenses.

Deferred tax liability consists of the following:

Deferred tax assets:		
Reserves and accruals	$	1,109
Charitable contributions carryover		79
		1,188
Deferred tax liability:		
Depreciation		(14,374)
Net deferred tax liability	$	(13,186)

Note 6: Operating leases

During the current year, the Company entered into a lease agreement for office space. Rent expense, including office equipment for 2015 was $63,030. The lease expires in May 2020.

In addition the Company leases an aircraft under an operating lease with Key Colony Management, LLC, a company related through common ownership. The lease expires on December 31, 2016 and calls for monthly minimum payments of $7,500 which covers the first 30 hours of use. Thereafter the rent is $3,000 per hour. Aircraft rent expense was $90,000 and is included in travel, meals and entertainment.

Future minimum lease payments under all operating leases are as follows:

Year ended September 30:		
2016	$	150,038
2017		83,972
2018		62,942
2019		64,448
2020		43,646
	$	405,046

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2015

Note 7: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. The Company contributed $21,542 to the SIMPLE Plan.

Note 8: Focus reconciliation

Reconciliation with the Company's computation (included in part II of Form X-17A-5 as of September 30, 2015):

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	345,892
Adjustment to record additional income tax expense		(22,831)
Other adjustments		(10,349)
Net capital per the amended FOCUS report	$	312,712

SUPPLEMENTARY INFORMATION

LIEBLONG & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2015

Net capital:		
Total stockholder's equity		$ 843,470
Less nonallowable assets and deductions:		
Shareholder receivable		6,606
Property and equipment, less accumulated depreciation		512,894
Prepaid expenses		5,798
Net capital before haircuts on securities positions		318,172
Haircuts on securities		5,460
Net capital		$ 312,712
Aggregate indebtedness, total liabilities exclusive of liabilities subordinated to claims of general creditors		$ 74,060
Computed net capital required (6.67% of aggregate indebtedness)		$ 4,940
Minimum net capital required		$ 100,000
Excess net capital ($312,712 - $100,000)		$ 212,712
Percentage of aggregate indebtedness to net capital	$ 74,060 / $ 312,712	23.68%

The Company filed an amended Form X-17A-5 on November 23, 2015. There are no material differences between the preceding computation and the amended Form X-17A-5 as of September 30, 2015.

DeMarco Sciaccotta Wilkens & Dunleavy

REVIEW OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Lieblong & Associates, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Lieblong & Associates, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Lieblong & Associates, Inc. claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Lieblong & Associates, Inc. stated that Lieblong & Associates, Inc. met the identified exemption provisions throughout the most recent period from October 1, 2014 through September 30, 2015 without exception. Lieblong & Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lieblong & Associates, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
November 17, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

LIEBLONG ASSOCIATES

LIEBLONG & ASSOCIATES, INC.
10809 EXECUTIVE CENTER DRIVE · SUITE 117
P.O. BOX 24520 · LITTLE ROCK, ARKANSAS 72221
(501) 219-2003 · FAX (501) 219-1162

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

November 17, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Lieblong & Associates, Inc. is a broker/dealer registered with the SEC and FINRA.

- Lieblong & Associates, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended September 30, 2015.

- Lieblong & Associates, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Lieblong & Associates, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of October 1, 2014 through September 30, 2015 without exception.

- Lieblong & Associates, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of October 1, 2014 through September 30, 2015.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: Mary Ellen Wilkins

Name and Title: VP/CCO/CFO/FINOP

LIEBLONG & ASSOCIATES, INC.

SUPPLEMENTAL SIPC REPORT

SEPTEMBER 30, 2015

DeMarco Sciaccotta Wilkens & Dunleavy

To Lieblong & Associates, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by Lieblong & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating Lieblong & Associates, Inc.'s compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lieblong & Associates, Inc.'s management is responsible for Lieblong & Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the trial balance and the general ledger detail, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the trial balance and general ledger detail, supporting the adjustments noting no differences.

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
November 17, 2015

LIEBLONG & ASSOCIATES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED SEPTEMBER 30, 2015

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$	2,898
Less Payments Made:			
Date Paid	Amount		
4/22/15	$ 1,673		(1,673)
Interest on late payment(s)			0
Total Assessment Balance and Interest Due		$	1,225
Payment made with Form SIPC 7		$	1,225

See Accountant's Report

LIEBLONG & ASSOCIATES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED SEPTEMBER 30, 2015

Total revenue	$ 2,120,354
Additions:	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	915,598
Revenues from commodity transactions	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	39,338
Net gain from securities in investment account	
100% of commissions and mark ups earned In certificates of deposit that mature in Nine months or less	6,121
Other	
Total deductions	$ 961,057
SIPC NET OPERATING REVENUES	$ 1,159,297
GENERAL ASSESSMENT @ .0025	$ 2,898

See Accountant's Report